August 21, 2007
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Sybase Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 1, 2007
File No. 001-16493
Dear Ms. Collins:
This responds to your letter dated August 8, 2007 regarding certain items in the above-referenced documents filed by Sybase, Inc. (“Sybase” or the “Company”) with the Securities and Exchange Commission (the “Staff”). For ease of reference, we have set forth each of your comments in full preceding the Company’s responses.
Form 10-K Filed on March 1, 2007
Note One: Summary of Significant Accounting Policies
Revenue Recognition, page 61
1 — We note your response to our previous comment 3 where you clarify that other messaging revenue (person to person messaging and enterprise messaging) is accounted for on a gross basis. Please describe the arrangements that result in other messaging revenue. For instance, tell us the parties to these arrangements (mobile phone companies, mobile phone users, etc) and describe the terms of the arrangements with each. Also, tell us how you considered each of the factors in paragraphs 7-17 of EITF 99-19 in determining that recognized revenue on a gross basis was appropriate.
To answer the questions above, the Company first provides background information on its person to person messaging business and its enterprise messaging business, along with the contractual obligations that support these businesses.
Person to person messaging business
The Company earns revenue from person to person messaging by delivering messages of mobile operators (mobile telecommunication providers) destined for locations outside their mobile network. For these purposes all subscribers of a mobile operator would be within their network, while subscribers of another mobile operator would be outside their mobile network. An example of this service would be enabling the delivery of a text message from a subscriber of mobile operators A to a subscriber of mobile operator B.
The Company has an extensive network of connections with mobile operators that enables it to provide network connectivity between more than 700 mobile operators and their subscribers for the delivery of mobile messages. The Company has arrangements with each of these 700 mobile operators which allow it to terminate (deliver) messages within the mobile operator’s network. In general, under the business model employed by mobile operators outside the US, there is a fee on the termination of a message within a mobile network if such messages originate outside the network. These are referred to as termination fees. The arrangements discussed above would also specify any applicable termination fees. In contrast to the business model outside the US, US mobile operators generally do not charge termination fees.
In a subsection of the 700 arrangements discussed above, the Company also contracts to deliver the person to person messages of the contracting mobile operator to certain other mobile operators within the Company’s network. It is on these contracts that the Company earns its person to person messaging revenues. Specifically, in the case where the Company has a contract with a mobile operator for the delivery of personal messaging, it generally earns a small fee each time a subscriber of such mobile operator sends a text (SMS) or mixed media (MMS) message to a subscriber outside such mobile operator network. These fees are paid directly by the mobile operator and can vary based on message volume, type of message, and where the message is being sent (e.g., inside or outside the country). Depending upon the destination of the message, the Company might be required to pay termination fees to the mobile operator into whose network the message was delivered. Termination fees can also vary based on message volume and type of message.
Enterprise messaging business
In certain instances, non-mobile operator enterprises contract with the Company to deliver messages to a group of subscribers who are customers of the 700 mobile operators discussed above. An example of this might be a bank that sends SMS messages to a customer to alert them when their checking account balance drops below a certain level, or a mobile marketing company that alerts a target customer of information regarding a product of interest. In these instances, the Company is provided with a list of applicable phone numbers by the enterprise with the assurance that the subscriber has elected to receive the message. The Company then receives a fee on a per message basis from the enterprise for each message delivered. These fees could vary based on message volume, type of message, and where the message is being sent (e.g., inside or outside the country). In certain instances (again mostly outside the US), the Company is required to pay termination fees for each message delivered to the respective subscriber’s mobile operator.
Analysis under EITF 99-19
In the businesses described above, the Company directly provides the contracted message delivery services and the only third parties indirectly involved are the mobile operators into whose networks the messages are terminated. Based on this fact pattern the Company believes that the guidance of EITF 99-19 would only apply in those instances where the company both collects a fee for the delivery of a message and pays a termination fee associated with that same message. In these instances, the Company has concluded that gross accounting is appropriate. The Company’s analysis under EITF 99-19 is provided below.
Indicators of Gross Revenue Reporting
The Company is the primary obligor in the arrangement — In both the case of the person to person messaging business and the enterprise messaging business, the Company is the primary obligor in the arrangement.
In the case of the person to person messaging business, the Company markets its inter-operator connectivity services to mobile operators and is fully responsible for the delivery of such service as set forth by the performance criteria contracted between the Company and contracting mobile operators. Similarly, in the case of the enterprise messaging business, the Company markets to enterprises its ability to deliver messages and is responsible for the delivery and acceptability of such service. When termination fees are paid by the Company such payment is fully transparent to the Company’s customer (the mobile operator originating the message or enterprise requiring delivery of the message).
The company has general inventory risk (before customer order is placed or upon customer return) — While there is no inventory risk, the Company is required to pay termination fees regardless of whether it collects from the mobile operator from whose network the message was originated.
The company has latitude in establishing price — In both the case of the person to person messaging business and the enterprise messaging business, the Company has the ability to negotiate and establish its prices in contracts with mobile carriers and enterprises.
The company changes the product or performs part of the service - In both instances, the Company directly performs the service it is contracted to perform (i.e., delivering the message into the applicable mobile network).

The company has discretion in supplier selection — In both the case of the person to person messaging business and the enterprise messaging business, the Company directly performs the service, so there is no selection of outside suppliers.
The company is involved in the determination of product or service specification — The Company negotiates the services to be performed and the performance criteria for such services with its customers in both the person to person messaging and enterprise messaging businesses.
The company has physical loss inventory risk (after customer order or during shipping) — This criteria would not be applicable.
The company has credit risk — For both the person to person messaging business and the enterprise messaging business, the Company bears the full credit risk.
In connection with our response, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if you have any questions regarding any of the Company’s responses.
Jeffrey G. Ross
Vice President and Corporate Controller
Sybase Inc.